Consolidated Financial Statements

for the Year Ended December 31, 2005

1

Report of Independent Registered Chartered Accountants

To the Shareholders of

Pan American Silver Corp.

We have audited the consolidated balance sheets of Pan American Silver Corp. (the “Company”) as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.

Independent Registered Chartered Accountants

Vancouver, British Columbia

March 8, 2006

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in Note 3 to the consolidated financial statements of Pan American Silver Corp.  Our report to the shareholders dated March 8, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in the Report of Independent Registered Chartered Accountants when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Vancouver, British Columbia

March 8, 2006

1

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31
(In thousands of U.S. dollars)
	2005	2004
Assets		(Restated Note 3)
Current
Cash and cash equivalents	$29,291	$28,345
Short-term investments	26,031	69,791
Accounts receivable, net of $Nil provision for doubtful accounts (2004 - $Nil)	27,342	25,757
Inventories (Note 4)	16,667	10,674
Unrealized gain on commodity and foreign currency contracts	863	480
Prepaid expenses	1,935	1,211
Total Current Assets	102,129	136,258

Mineral property, plant and equipment, net (Note 5)	99,815	104,647
Construction in progress (Note 7 )	34,306	-
Investment and non-producing properties (Note 7)	123,259	125,863
Direct smelting ore (Note 4)	2,236	2,671
Other assets (Note 8)	535	647
Total Assets	$362,280	$370,086

Liabilities
Current
Accounts payable and accrued liabilities (Note 9)	$22,333	$20,331
Advances for metal shipments	-	652
Unrealized loss on commodity contracts	4,810	4,695
Current portion of non-current liabilities	223	613
Total Current Liabilities	27,366	26,291

Liability component of convertible debentures (Note 10)	126	134
Provision for asset retirement obligation and reclamation (Note 2 and 11)	39,378	32,012
Provision for future income taxes (Note 17)	32,396	33,212
Severance indemnities and other commitments (Note 16)	1,894	1,542
Non-controlling interest	3,798	1,379
Total Liabilities	104,958	94,570

Shareholders’ Equity
Share capital (Note 12)
Authorized: 100,000,000 common shares of no par value
Issued:
December 31, 2005 – 67,564,903 common shares
December 31, 2004 – 66,835,378 common shares	388,830	380,571
Equity component of convertible debentures	762	633
Additional paid in capital	13,117	10,976
Deficit	(145,387)	(116,664)
Total Shareholders’ Equity	257,322	275,516
Total Liabilities and Shareholders’ Equity	$362,280	$370,086

APPROVED BY THE BOARD
Ross J. Beaty, Director	Geoff A. Burns, Director
See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

For the years ended December 31, 2005, 2004 and 2003

(in thousands of US Dollars, except for shares and per share amounts)

	2005	2004	2003
		(Restated Note 3)
Sales	$122,401	$94,825	$45,122
Cost of sales	87,648	69,162	39,778
Depreciation and amortization	13,095	10,869	3,325
Mine operating earnings	21,658	14,794	2,019

General and administrative, including stock-based compensation	6,936	6,241	5,625
Exploration	3,697	3,838	2,543
Asset retirement and reclamation	2,329	1,315	303
Write-down of mining assets	29,666	2,460	-
Operating (loss) earnings	(20,970)	940	(6,452)
Investment and other income	2,649	2,338	496
Interest and financing expenses	(494)	(898)	(1,156)
Premium on early retirement of debentures	-	(1,364)	-
Loss on commodity and currency contracts (net of gains)	(8,196)	(6,617)	-
Gain on sale of assets	2,556	23,747	318
Net (loss) earnings before taxes and other items	(24,455)	18,146	(6,794)
Non-controlling interest	(854)	(179)	-
Income tax provision (Note 17)	(3,285)	(2,753)	-
Net (loss) income for the year	$(28,594)	$15,214	$(6,794)

Attributable to common shareholders:

Net (loss) income for the year	$(28,594)	$15,214	$(6,794)
Accretion of convertible debentures	(129)	(2,871)	(3,534)
Early conversion premium on convertible debentures	-	(8,464)	-
Net (loss) income for the year attributable to common shareholders	$(28,723)	$3,879	$(10,328)

(Loss) earnings per share

Basic (loss) income per share	$(0.43)	$0.06	$(0.20)
Diluted (loss) income per share	$(0.43)	$0.06	$(0.20)

Weighted average shares outstanding:
Basic	67,041,967	63,168,995	51,058,212
Diluted	67,041,967	65,268,137	51,058,212

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Shareholders’ Equity
For the year ended December 31, 2005, 2004, 2003
(in thousands of US dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2002	43,883,454	$161,108	$-	$1,327	$(106,943)	$55,492
Issued on the exercise of stock options	1,385,502	9,312	-	(1,471)	-	7,841
Issued on the exercise of share purchase warrants	100,943	509	-	-	-	509
Stock-based compensation	-	-	-	2,871	-	2,871
Issued for acquisition of subsidiary	7,636,659	54,203	-	-	-	54,203
Fair value of stock options granted	-	-	-	1,136	-	1,136
Fair value of share purchase warrants	-	-	-	8,889	-	8,889
Issue of convertible debentures (Note 10)	-	-	63,201	-	-	63,201
Convertible debentures issue costs (Note 10)	-	-	-	-	(3,272)	(3,272)
Issued as compensation	3,293	22	-	-	-	22
Accretion of convertible debentures	-	-	3,534	-	(3,534)	-
Net loss for the year	-	-	-	-	(6,794)	(6,794)
Balance, December 31, 2003	53,009,851	225,154	66,735	12,752	(120,543)	184,098
Issued on the exercise of stock options	785,095	9,437	-	(3,965)	-	5,472
Issued on the exercise of share purchase warrants	544,775	1,965	-	-	-	1,965
Stock-based compensation on granting of stock option	-	-	-	2,189	-	2,189
Issued for cash, net of issue costs	3,333,333	54,820	-	-	-	54,820
Accretion of convertible debentures	-	-	2,871	-	(2,871)	-
Issued on the conversion of convertible debentures	9,145,700	88,950	(68,973)	-	(8,464)	11,513
Issued as compensation	16,624	245	-	-	-	245
Net income for the year (Restated Note 3)	-	-	-	-	15,214	15,214
Balance, December 31, 2004 (Restated Note 3)	66,835,378	380,571	633	10,976	(116,664)	275,516
Issued on the exercise of stock options	693,933	7,751	-	(1,403)	-	6,348
Issued on the exercise of share purchase warrants	1,320	18	-	(5)	-	13
Stock-based compensation on granting of stock option	-	-	-	1,460	-	1,460
Issued to settle obligation	-	-	-	2,100	-	2,100
Accretion of convertible debentures	-	-	129	-	(129)	-
Other	-	-	-	(11)	-	(11)
Issued as compensation	34,272	490	-	-	-	490
Net loss for the year	-	-	-	-	(28,594)	(28,594)
Balance, December 31, 2005	67,564,903	$388,830	$762	$13,117	$(145,387)	$257,322

Pan American Silver Corp.

Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	2005	2004	2003
		(Restated Note 3)
Operating activities
Net (loss) income for the year	$(28,594)	$15,214	$(6,794)
Reclamation expenditures	(1,528)	(1,347)	(61)
Items not affecting cash;
Depreciation and amortization	13,095	10,869	3,325
Future income taxes	(816)	31	-
Asset retirement and reclamation accretion	2,329	1,315	303
Non-controlling interest	854	179	-
Debt settlement expenses	-	1,208	-
Write-down of property, plant, and equipment	29,666	2,460	-
Interest accretion on the convertible debentures	2	366	595
Stock-based compensation	1,950	2,189	2,871
Unrealized (gain) loss on commodity and currency contracts	(268)	4,215	-
Gain on sale of assets	(2,556)	(23,747)	(318)
Changes in non-cash operating working capital (Note 13)	(3,371)	(9,819)	(4,439)
Cash generated by (used in) operations	10,763	3,133	(4,518)

Investing activities
Mining property, plant and equipment expenditures	(59,638)	(17,043)	(18,327)
Acquisition of net assets of subsidiary, net of cash	-	(36,214)	2,393
Proceeds from sale of assets	50	23,747	318
Proceeds from/(purchase of) short-term investments	44,100	5,147	(74,925)
Cash used in investing activities	(15,488)	(24,363)	(90,541)

Financing activities
Proceeds from issuance of common shares	6,361	62,437	8,350
Share issue costs	-	(180)	-
Proceeds from convertible debenture	-	-	86,250
Convertible debentures issue costs	-	-	(3,272)
Convertible debentures payments	(38)	(13,565)	-
Proceeds from/(repayment of) short-term loans	(652)	(13,308)	7,737
Cash generated by financing activities	5,671	35,384	99,065

Increase in cash and cash equivalents during the year	946	14,154	4,006
Cash and cash equivalents, beginning of year	28,345	14,191	10,185
Cash and cash equivalents, end of year	$29,291	$28,345	$14,191

Supplemental Cash Flow Information (Note 14)
Interest paid	$38	$2,663	$561
Taxes paid	$5,249	$1,249	$510

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.

Nature of Operations

Pan American Silver Corp, subsidiary companies and joint ventures (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico and Bolivia, along with project development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation: The Company’s consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which the Company has an interest.  The United States dollar is the principle currency of measure in all the Company’s operations.  The Company prepares and files its consolidated financial statements in accordance with accounting principles generally accepted in Canada.  Significant differences from United States generally accepted accounting principles are discussed in Note 18.

b)

 Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company and joint ventures, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca Mine
Compañía Minera Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	88.2%	Consolidated	Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Project
Compañía Minera PAS Bolivia S.A.	Bolivia	55%	Consolidated	San Vicente Project
Compañía Minera Triton	Argentina	50%	Joint Venture	Manantial Espejo Project

Inter-company balances and transactions have been eliminated in consolidation. Investments where the Company has a 50% ownership and funds its proportionate share of expenditures is accounted for using the proportionate consolidation method. Investments in corporate joint ventures where the Company has ownership of less than 50% and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

c)

Measurement Uncertainty: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant accounts that require estimates as the basis for determining the stated amounts include inventories, mineral property plant and equipment, investments, unrealized gains and losses on commodity contracts, provisions for asset retirement obligation and reclamation, and provisions for future income taxes.

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

d)

Revenue Recognition: Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results).

Third party smelting and refining costs are recorded as a reduction of revenue.

e)

Derivatives and trading Activities: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.  Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures.  The Company recognizes mark-to-market valuations on open derivative positions through income at the end of each period.

f)

Cash and Cash Equivalents: Cash and cash equivalents includes cash, bank deposits, and all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

g)

Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year.  These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company classifies all short-term investments as available-for-sale securities.

h)

Inventories: Inventories include concentrate ore, doré, ore in stockpiles, processed silver and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or market.  The Company has a limited amount of finished silver at a minting operation where coins depicting Pan American Silver Corp’s emblem are stamped.

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

i)

Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized. Maintenance, repairs and renewals are charged to operations.  Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.  Mineral property costs are depreciated using the units-of-production method based upon estimated total proven and probable reserves. Depreciation of plant and equipment is calculated on a straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets or the useful life of the individual assets ranging from three to twenty years and the life of the mineral property to which it relates.

j)

Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

k)

Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include recoverable proven and probable reserves and a portion of recoverable resource ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

l)

Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs is discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

m)

Foreign Currency Translation:  The Company’s functional currency is the US dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates.  Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method.  Under this method, substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

n)

Stock-based Compensation Plans:  The Company provides stock grants or options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, with vesting periods of up to four years  and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model or stock at market price.

o)

Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, which requires an asset and liability approach. This results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantially enacted, as applicable, tax rates in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance against a portion of those future income tax assets that management believes will, more likely than not, fail to be realized.  On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

p)

Earnings (loss) per share: Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

The diluted earnings/(loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), and the net earnings/(loss) is also adjusted for any non-discretionary changes that would arise from the beginning of the period (or at the time of issuance, if later).

Potentially dilutive securities totaling 4,713,841 for the year ended December 31, 2005 (74,922, 574,641 and 4,064,278 shares arising from convertible debentures, outstanding and exercisable stock options and share purchase warrants, respectively) and 2,099,142 shares for the year ended December 31, 2004 (666,746 and 1,432,396 shares arising from outstanding exercisable stock options and share purchase warrants, respectively) were not included as their effect would be anti-dilutive.

q)

Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

r)

Recently released Canadian accounting standards:  In January 2005, the CICA issued Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3865, “Hedges”.  The new standards increase harmonization with US GAAP and will require the following measures:

Financial assets will be classified as held-to-maturity, held-for-trading or available-for-sale.  Held-to-maturity classification will be restricted to fixed maturity instruments that the Company intends, and is able, to hold to maturity and will be accounted for at amortized cost.  Held-for-trading instruments will be recorded at fair value, with realized and unrealized gains and losses reported in net income.  Available-for-sale financial assets will be recorded at fair value, with unrealized gains and losses reported in a new category in shareholders’ equity, called “other comprehensive income”.  Derivatives will be classified as held-for-trading unless designated as hedging instruments.  All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the Condensed Consolidated Balance Sheet.  For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged.  For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivative’s fair value will be initially recognized in other comprehensive income and the ineffectiveness will be recorded in the net income.  The amounts temporarily recorded in other comprehensive income subsequently will be reclassified to net income in the periods net income is affected by the variability in the cash flows of the hedged item.

The guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  Earlier adoption is permitted only as of the beginning of a fiscal year.  The Company has adopted these new standards on January 1, 2006.

1.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited consolidated financial statements for the year ended December 31, 2004.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported	As Restated
	December 31	December 31
Consolidated Balance Sheets	2004	2004

Unrealized gain on commodity contracts	$-	$480
Prepaid and other	$1,684	$1,211
Unrealized loss on commodity contracts	$-	$4,695
Deficit	$(111,976)	$(116,664)

	As Previously Reported	As Restated
	For the year ended	For the year ended
	December 31	December 31
Consolidated Statement of Operations	2004	2004

Revenue	$92,896	$94,825
Mine operating earnings	$12,865	$14,794
Loss on commodity contracts	$-	$(6,617)
Net income for the period	$19,902	$15,214
Adjusted net income for the period attributable to common shareholders	$8,567	$3,879
Basic earnings per share	$0.14	$0.06
Diluted earnings per share	$0.13	$0.06

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

2.

Inventories

Inventories consist of:

	2005	2004
Concentrate inventory	$6,421	$3,827
Direct smelting ore and stockpile ore	3,184	3,121
Dore and finished inventory	3,101	2,168
Materials and supplies	6,197	4,229
	18,903	13,345
Less: non-current direct smelting ore	(2,236)	(2,671)
	$16,667	$10,674

The Company has entered into a contract with EMUSA, COMIBOL and Trafilgura (See Note 6, San Vicente Property) which allows the Company to mine a limited amount of ore at the San Vicente property and process the ore though a nearby process plant.  At December 31, 2005 the Company had built up a small stockpile of ore that will be processed though the plant in 2006.  The carrying value of this ore in the amount of $0.5 million was recorded at the lower of cost or market.

Under an agreement with Volcan, relating to direct smelting ore, entered into in 2002 the Company acquired the right to mine and sell 600,000 tonnes of silver-bearing ore stockpiles.  The Company has sold from the time of purchase to the end of December 31, 2005, 226,600 tonnes leaving approximately 373,400 tonnes remaining, at a carrying value of $2.5 million.  The consideration paid was $4,500,000 and a one-third operating cash flow interest after the Company recovers $4,500,000 of operating costs, deemed taxes and interest on the acquisition cost.  In December 2005, the Company recorded a charge against income of $676,000 (2004 - $61,000) relating to the operating cash flow interest.

Under a second agreement with Volcan, the Company has an option to acquire a 60 per cent interest in certain silver-bearing stockpiles by spending $2,000,000 over a three-year period ending December 31, 2005.  In the twelve-months following this three-year period, the Company may increase its interest to 100 per cent by paying Volcan $3,000,000 and granting Volcan a 7.0 per cent royalty on commercial production from the stockpiles.  The Company carries this right to the stockpiles at December 31, 2005 at $304,000.

As at December 31, 2005, the Company has not incurred additional expenditures pursuant to this agreement.

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

3.

Mineral Property, Plant and Equipment

Mineral property, plant and equipment consist of:

	December 31, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost		Accumulated Amortization	Net Book Value

Morococha mine, Peru	$34,137	$(6,414)	$27,723		$18,217	$(2,099)		$16,118
La Colorada mine, Mexico (Note 6)	23,529	-	23,529		54,848	(5,261)		49,587
Huaron mine, Peru	59,302	(19,537)	39,765		53,628	(16,039)		37,589
Quiruvilca mine, Peru	20,558	(14,460)	6,098		25,601	(24,616)		985
San Vicente mine, Bolivia	363	(56)	307		-	-		-
Other	3,213	(820)	2,393		904	(536)		368

TOTAL	$141,102	$(41,287)	$99,815	$		$(48,551)	$

Mineral property, plant and equipment is amortized using the straight-line method over the lesser of estimated useful life ranging from three to twenty years or over relevant estimated reserves.  Mine development costs are amortized over the estimated ore reserves.

Major categories of depreciable and depletable assets consist of:

	2005	2004
Mineral properties	$21,569	$13,847
Plant and equipment	64,935	58,647
Mine development and other	54,598	80,704
	141,102	153,198
Less: Depletion and Depreciation	(41,287)	(48,551)
	$99,815	$104,647

4.

Write-Down of Mining Assets

Annually, or more frequently as circumstances require, the Company performs property evaluations to assess the recoverability of its mining properties and investments. As a result, of this annual review in 2005, the Company recorded a write-down of carrying value of its La Colorada silver mine in Mexico totaling $29.7 million. Very high inflows of hot water, high pumping costs and difficult ground conditions are expected to render the deeper portion of the La Colorada mineralization unrecoverable, thus decreasing the mine’s proven and probable ore reserves from 29.9 million contained ounces to 16.2 million contained ounces and measured and indicated resources from 2.8 million tonnes to 0.7 million tonnes.  Mine asset impairment analyses were also performed on all of the Company’s remaining properties and investments using an assumed silver price of $7.31.  In 2005, 2004 and 2003, except for the mining assets discussed above, the Company determined that no write-down in the carrying value of mining properties and investments was required.

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

5.

Construction in Progress and Investment and Non-Producing Properties

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

The carrying values of Construction in progress properties are as follows:

	December 31, 2005	December 31, 2004
	Net Book Value	Net Book Value
Alamo Dorado, Mexico	$34,306	$-
TOTAL	$34,306	$-

During 2005 the Company commenced construction of the Alamo Dorado Mine in Mexico.  Construction costs are estimated to be $77.0 million.  The Company has spent $33.9 million in construction costs.  At December 31, 2005, total project commitments, including amounts spent, were $48.4 million.  The Alamo Dorado Mine construction is scheduled to be complete with the mine commencing operations in the fourth quarter of 2006.

The carrying values of Non-producing properties are as follows:

	December 31, 2005		December 31, 2004
	Net Book Value		Net Book Value
Morococha, Peru	$31,052		$40,472
Manantial Espejo, Argentina	1,979		2,012
Alamo Dorado, Mexico	84,543		81,692
San Vicente, Bolivia	4,454		11
Other	1,231		1,676
TOTAL	$123,259	$

Morococha, Peru

On August 26, 2004, the Company acquired a 80.7 per cent interest in Compania Minera Argentum S.A. (“Argentum”), which owns 70.0 per cent of the Morococha mine in central Peru, for $34,620,000 by way of a public offering for Argentum’s common shares through the Lima Stock Exchange.  The Company also acquired Compania Minera Natividad S.A. (“Natividad”) for $1,500,000, which owns 30.0 per cent of the Morococha mine and holds numerous adjacent mineral concessions and a primary processing facility.  Subsequent to the acquisition, the Company purchased an additional 2.0 per cent interest of Compania Minera Argentum by acquiring investment shares for $625,000.

The acquisition was accounted for by the purchase method of accounting and the accounts of Argentum and Natividad have been consolidated from July 1, 2004, which was the date the Company acquired effective control and ownership of the assets and liabilities of the Morococha mine.

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

	As at June 30, 2004
Fair value of net assets acquired
Current assets (including cash of $657,000) Mineral property, plant and equipment Non-producing properties	$7,555 16,745 40.472
Less:	64,772
Accounts payable and accrued liabilities Provision for asset retirement obligation and reclamation Future income tax liability Non-controlling interest	(3,937 (8,618 (14,146 (1,200	) ) ) )
Total purchase price	$36,871
Consideration paid is as follows:
Cash Acquisition costs	$36,120 751
	$36,871

The purchase consideration for the mining assets of Argentum and Natividad exceeded the carrying value of the underlying assets for tax purposes by $54,945,000. In addition, the Company recorded a provision for future reclamation and restoration costs in amount of $8,618,000.  These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes.  However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $14,146,000 was also applied to increase the carrying value of the non-producing properties.

During 2005, the Company has improved its understanding of the quality of the resource on these concessions and has upgraded a portion of the resource to proven and probable reserve.  As this information becomes available, and our assessment of the resource is changed the company transfers the resource to proven and probable reserve, and an amount of initial purchase price allocated to the resource is moved from non-producing properties to mineral property at the same percentage as the upgrade of resource to proven and probable reserve based on a percentage of the initial value assigned at the purchase date.  Transferred amounts are included in the depletable basis for mining operations prospectively.

Waterloo, USA

The Company holds a 100 per cent interest in the Waterloo silver-barite property located in the Calico Mining District of San Bernardino County, California.

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

Manantial Espejo, Argentina

On March 4, 2002, the Company acquired a 50.0 per cent interest in the Manantial Espejo property, located in Argentina, from Silver Standard Resources which holds the other 50.0 per cent.  The purchase price consisted of 231,511 common shares of the Company valued at $1,250,000, cash of $662,433 and a subsequent payment of $100,000 to eliminate a 1.2 per cent Net Smelter Return (“NSR”) royalty on the property.  All acquisition costs have been capitalized while exploration costs have been charged to operations.

At December 31, 2005, the Company’s share of the net liabilities of the joint venture was $212,000 (2004 - $58,000).  During the year the joint venture expended approximately $4.8 million on exploration activities which was funded by the joint venture partners (approximately $2.4 million each).

San Vicente, Bolivia

On December 1, 2001, the Company and Comibol, a Bolivian state owned mining company, entered into a two-year contract to allow EMUSA, a Bolivian company, to extract from the mine, at its cost, up to 200,000 tonnes of ore during the life of the contract.  The Company received the greater of $13,000 per month, a 4 per cent NSR royalty or depending on metal prices, 20 - 30 per cent of net cash flow.  The Company extended the contract with EMUSA to continue with small scale operations for an additional year, which concluded at the end of 2004.

During 2005 the Company has entered into new agreements with EMUSA and Trafigura AG, an arm’s length concentrates trading company, for each to own 40% and 5% of Pan American Silver Corp’s subsidiary Pan American Silver (Bolivia) S.A., respectively.   The terms of the new agreement allows Pan American Silver (Bolivia) S.A. to mine ore and process it at the EMUSA plant into concentrate. The concentrate is then shipped and sold to Trafigura.

Dukat, Russia

On November 8, 2004 the Company completed the sale of its 20 per cent interest in the Dukat silver mine in Russia for up to $43,000,000.  The Company received $20,500,000 in cash and may receive up to $22,500,000 in contingent future payments.  The future payments are to be made annually based on the yearly average silver price as follows:

Average	Amount
Price of Silver	of royalty payment
$5.50 - $6.00	$500,000
$6.00 - $7.00	$1,000,000
$7.00 - $8.00	$2,000,000
$8.00 - $9.00	$5,000,000
$9.00 - $10.00	$6,000,000
$10.00 – and above	$8,000,000

During 2005 the Company has recognized a gain of $2.0 million relating to the future payments based on the fact that the average silver price for the year was $7.31. The Company has attained written confirmation from the purchaser of the Dukat property of the amount of $2.0 million owing to the Company on or before December 28, 2006 and thus the Company believes that recording the gain is appropriate. The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events.

6.

Other Assets

Other assets consist of:

	2005		2004
Long-term receivable	$-		$138
Reclamation bonds	131		105
Other	404		404
	$535	$

7.

Current Liabilities

Account payable and accrued liabilities consist of:

	2005		2004
Trade accounts payable	$15,962		$12,153
Payroll and related benefits	3,258		4,196
Income taxes	447		2,377
Royalties	123		1,259
Provisions and other liabilities	2,543		346
	$22,333	$

8.

Convertible Debentures

On July 30, 2003, the Company completed an offering of $86,250,000 convertible, unsecured senior subordinated debentures (the “Debentures”), which mature on July 31, 2009.  The Debentures bear interest at a rate of 5.25 per cent per annum, payable semi-annually on January 31 and July 31 of each year, beginning on January 31, 2004.  The Company has the option to discharge interest payments from the proceeds of the sale of common shares issued to a trustee for the purpose of converting such shares into cash.  The Company incurred $3,273,000 of debt issue expenses, which were charged to deficit.

The Debentures are convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of the Company at a price of $9.57 per common share (the “Conversion Price”).  The Company may not redeem the Debentures prior to July 31, 2006.  After July 31, 2006, the Company may redeem the Debentures provided that the Company’s common shares trade at 125 per cent or more of the Conversion Price.  Since redemption can be made either by cash or by common shares at the option of the Company, the Debentures are classified as a compound financial instrument for accounting purposes.

The value of the Debentures was comprised of a $35,357,000 fair value of Debentures, $23,049,000 fair value of the future interest payments and $27,844,000 fair value ascribed to the holder’s option to convert the principal balance into common shares.  These components have been measured at their respective fair values on the date the Debentures were issued.  The $23,049,000 fair value of the future interest payments was classified in shareholder’s equity.  Over the six-year term of the Debentures, the fair value of the Debentures and the fair value of the future interest payments are accreted to their future value.  The periodic accretion of the Debentures is charged to deficit and the periodic accretion of the future interest payments is charged to operations.  For the year ended December 31, 2005, the Company recorded accretion of $129,000 (2004 - $2,871,000) related to the Debentures and $2,000 (2004 - $366,000)

 accretion expense was charged to operations with a credit to the liability component of the Debentures.

During the period between April 7, 2004 and May 21, 2004 the Company offered an inducement (the “Offer”) to the holders of the Debentures to convert their holdings into 106.929 common shares of the Company plus cash of $131.25 for every $1,000 principal amount of the Debentures.  Pursuant to this Offer, the Company issued 9,135,043 common shares and made cash payments totaling $11,213,000 to the holders of $85,431,000 principal amount of the Debentures.  Debt settlement expenses of $1,311,000 for interest, professional and other fees have been charged to earnings and the conversion premium of $8,464,000 was charged to deficit.

At December 31, 2005, the balance outstanding on the Debentures was $717,000 (2004 - $717,000) and had a fair value of $1,426,830.

9.

Provision for Asset Retirement Obligation and Reclamation

The total undiscounted amount of estimated cash flows required to settle the Company’s asset retirement obligations is $54.8 million (2004 - $41.0 million) which has been discounted using a discount rate of 7.5 per cent.  Reclamation obligations at the La Colorada and Quiruvilca mines of $6.0 million and $20.1 million, respectively, are expected to be paid over the next six years.  The remainder of the obligations are expected to be paid within the next fifteen years.  The Company has not recorded a provision for reclamation or closure at the Company’s 55 per cent owned San Vicente property as current mining activities have caused negligible disturbance to the property. Previous agreements with Comibol have indemnified the company for historical reclamation liabilities at this property.  Reclamation obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

Balance at December 31, 2002	$20,950
Reclamation expenditures	(61)
Accretion	303
Balance at December 31, 2003	21,192
Reclamation expenditures	(1,347)
Accretion	1,315
Changes in estimates	2,234
Amount arising from business acquisition	8,618
Balance at December 31, 2004	32,012
Reclamation expenditures	(1,528)
Accretion	2,329
Alamo Dorado Liability at December 31, 2005	730
Changes in estimates	5,835
Balance at December 31, 2005	$39,378

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

10.

Share Capital and Stock Compensation Plan

The Company has a comprehensive stock compensation plan for its employees, directors and officers.  The plan provides for the issuance of common shares and stock options, as incentives, to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company.

The Company has also recently adopted a long term incentive plan (“LTIP”), which provides for additional compensation to attract and retain senior managers essential to the future growth of the Company. The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend.  The options will be five year options which vest in three installments, one third commencing on the first anniversary of the grant date and one third on the second and third anniversary dates of the award.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan can be modified or suspended, at the discretion of the Compensation Committee.  Any modifications to the LTIP require shareholders’ approval.

a)

Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares

Year ended December 31, 2002	1,165,360	$3.89	637,110	$3.26	1,802,470
Granted	2,214,847	$3.51 - 9.26	3,818,329	$9.26	6,033,176
Exercised	(1,385,502)	$3.51 - 9.26	(100,943)	$5.00 - 9.26	(1,486,445)
Cancelled	(15,000)	$7.79	-	-	(15,000)
Year ended December 31, 2003	1,979,705	$6.69	4,354,496	$8.56	6,334,201

Granted	570,000	$12.00 - 18.73	-	-	570,000
Exercised	(785,095)	$4.16 - 13.73	(544,679)	$3.89 - 9.98	(1,329,774)
Expired	(1,036)	$7.70 - 9.98	-	-	(1,036)
Cancelled	(80,000)	$8.14	-	-	(80,000)
Year ended December 31, 2004	1,683,574	$9.90	3,809,817	$9.98	5,493,391

Granted	87,000	16.12	255,781	16.91	342,781
Exercised	(693,933)	9.15	(1,320)	9.98	(695,253)
Cancelled	(26,000)	18.16	-	-	(26,000)

Year ended December 31, 2005	1,050,641	$10.88	4,064,278	$10.71	5,114,919

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

For the year ended December 31, 2005, the total stock-based compensation expense recognized in the statement of operations was $1,460,000 (2004 - $2,189,000; 2003 - $2,871,000) on the portion of stock options that vested in the current year. During the year ended December 31, 2005, 693,933 common shares were issued for proceeds of $6.4 million in connection with the exercise of options. Also during 2005 the Company recognized $0.1million of stock-based compensation expense for options issued during 2005.  The Company used as its assumptions for calculating expense a discount rate of 3.4%, volatility of 55.6, 42.0, and 41.0 per cent for expected lives of 3.0, 2.3, and 1.5 years, respectively, and an exercise price of Cdn $18.80 per share.

The fair value of the 2004 and 2003 stock-based awards were determined using an option pricing model assuming no dividends were paid, a three-year weighted average volatility of the Company’s share price of 58.5 per cent and 58.0 per cent, respectively, weighted average expected life of 2.8 years and 3.5 years, respectively and weighted average annual risk free rate of 3.80 per cent and 4.03 per cent, respectively.  The average value produced by the model was $4.04 per option for 2004 and $2.74 per option in 2003.

b)

Long Term Incentive Plan

On January 3, 2006 the Company awarded 14,387 shares of common stock with a two year holding period and granted 175,992 options under this plan.  The Company used as its assumptions for calculating expense a discount rate of 3.85%, volatility of 29.68, 36.0, and 38.0 per cent for expected lives of 1.5, 2.25, and 3.0 years, respectively, and an exercise price of Cdn $22.04 per share.  The Company recognized $0.4 million of expense relating to this LTIP award during the year ended December 31, 2005.

c)

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as at December 31, 2005	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price	Number Exercisable as at December 31, 2005	Weighted Average Exercise Price
$4.29	175,000	58.49	$4.29	175,000	$4.29
$7.63 - $8.77	417,333	25.17	8.29	237,333	8.43
$10.29 - $16.25	243,308	42.30	14.47	37,308	10.85
$16.58 - $19.63	215,000	38.90	17.22	145,000	17.37
	1,050,641	37.50	$10.88	594,641	9.54

d)

Share purchase warrants

On September 15, 2005 the Company issued 255,781 share purchase warrants to International Finance Corporation (“IFC”) as settlement for the cancellation of an obligation related to payments on the La Colorada Mine. The warrants have a fair value of $2.1 million and allow the holder to purchase 255,781 common shares of the Company for $16.91 per share for a period of 5 years from the date of issue.

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

As at December 31, 2005 there were warrants outstanding that allow the holders to purchase 3,808,497 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.

During the year, 1,320 common shares were issued for proceeds of $13,000 in connection with the exercise of outstanding warrants.

1.

Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

Changes in non-cash working capital items	2005	2004	2003
Accounts receivable	$(1,585)	$(13,970)	$(2,348)
Inventories	(4,838)	2,652	(1,975)
Prepaid expenses	(724)	124	1,908
Accounts payable and accrued liabilities	4,466	5,207	(3,761)
Advances for metal shipments	(652)	(3,884)	2,378
Current portion of non-current liabilities	(390)	-	(641)
Severance, indemnities and commitments	352	52	-
	$(3,371)	$(9,819)	$(4,439)

2.

Supplemental Cash Flow Information

	2005	2004	2003
Shares issued on conversion of convertible debentures	$-	$88,950	$-
Exchange of mineral property for marketable securities	-	404	-
Shares issued for compensation expense	490	-	-
Shares issued for acquisition of subsidiary	-	-	54,203
Share purchase warrants issued on cancellation of obligation	2,100	-	-
Share purchase warrants issued on acquisition of subsidiary	-	-	8,889
Stock options granted on acquisition of subsidiary	-	-	1,136

3.

Segmented information

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru and Bolivia.

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

Segmented disclosures and enterprise-wide information are as follows:

	For the year ended December 31, 2005
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$21,645	$99,809	$947	$-	$122,401
Investment and other income	$6	$276	$2,000	$367	$2,649
Loss on commodity and foreign currency contracts	$-	$-	$-	$(8,196)	$(8,196)
Interest and financing expenses	$-	$(307)	$-	$(187)	$(494)
Exploration	$(2)	$(691)	$(2,364)	$(640)	$(3,697)
Depreciation and amortization	$(5,145)	$(7,705)	$(72)	$(173)	$(13,095)
Net income (loss) for the year	$(32,257)	$13,392	$(3,004)	$(6,725)	$(28,594)
Property, plant and equipment Capital expenditures	$5,453	$15,727	$39,318	(860)	$59,638
Segment assets	$31,012	$147,383	$134,398	$49,487	$362,280

	For the year ended December 31, 2004 (Restated)
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$11,938	$84,401	$-	$(1,514)	$94,825
Gain on sale of assets	-	3,583	20,164	-	23,747
Investment and other income	$10	$213	$822	$1,293	$2,338
Loss on commodity and foreign currency contracts	-	-	-	(6,617)	(6,617)
Interest and financing expenses	$(229)	$(304)	$-	$(365)	$(898)
Exploration	$(84)	$(172)	$(3,582)	$-	$(3,838)
Depreciation and amortization	$(3,788)	$(7,055)	$-	$(26)	$(10,869)
Net income (loss) for the year	$(5,245)	$18,271	$17,358	$(15,170)	$15,214
Property, plant and equipment Capital expenditures	$6,378	$8,943	$10	$36	$15,367
Segment assets	$55,702	$136,432	$87,611	$90,341	$370,086

	For the year ended December 31, 2003
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$-	$45,214	$-	$(92)	$45,122
Gain on sale of assets	-	-	-	318	318
Investment and other income	$-	$(402)	$581	$317	$496
Interest and financing expenses	$-	$(561)	$-	$(595)	$(1,156)
Exploration	$(172)	$(202)	$(2,063)	$(106)	$(2,543)
Depreciation and amortization	$-	$(3,306)	$-	$(19)	$(3,325)
Net income (loss) for the year	$(172)	$638	$(1,483)	$(5,777)	$(6,794)
Property, plant and equipment Capital expenditures	$11,436	$5,467	$-	$41	$16,944
Segment assets	$47,501	$57,254	$86,656	$88,472	$279,883

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

	Revenue			Net capital assets
	2005	2004	2003	2005	2004
Peru	$99,809	$84,401	$45,214	$105,281	$93,659
Canada	-	(1,514)	(92)	190	57
Mexico	21,645	11,938	-	142,258	133,581
United States	-	-	-	1,198	1,194
Argentina	-	-	-	3,691	2,012
Bolivia	947	-	-	4,762	7
Total	$122,401	$94,825	$45,122	$257,380	$230,510

Investment and other income	2005	2004	2003
Revenue from third parties	$-	$813	$563
Investment income, net	2,239	1,334	403
Power credits	-	109	36
Other revenue and expenses	410	82	(506)
Total	$2,649	$2,338	$496

4.

Severance Indemnities and Other Commitments

	2005	2004
Severance indemnities	$218	$569
Employee benefits liability	855	927
Other provisions and non-current liabilities	998	788
	2,071	2,284
Less current portion	(177)	(742)
Total	$1,894	$1,542

The Company has an obligation to its Peruvian employees for severance indemnities.  At December 31, 2005 the obligation amounted to $0.2 million (2004 - $0.6 million) and the current portion of this obligation amounted to $0.1 million (2004 - $0.2 million).

At December 31, 2005, the Company has accrued a $0.9 million (2004 - $0.9 million) liability for unpaid 1997 to 2000 hospital and social security taxes. The amount outstanding accrues interest at 6 per cent per annum and is to be repaid over a ten-year period ending in 2012.  A portion of this liability amounting to $0.1 million (2004 - $0.1 million) is reflected in current liabilities.

As at December 31, 2005, the Company has provisions and other non-current liabilities totaling $1.0 million (2004 - $0.8 million) of which $Nil (2004 - $0.4 million) is current.

As at December 31, 2005, the Company has outstanding commitments of approximately $15.0 million for capital expenditures at the Alamo Dorado and Manantial Espejo projects.

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company has established provisions for matters that are probable and can be reasonably estimated, which are included within current liabilities.  The total value of claims against the Company does not exceed $5 million.

5.

Income Taxes

The recovery of income taxes differs from the amounts computed by applying the aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2005	2004 (Restated) (Note 3)	2003
Statutory tax rate	34.87%	35.6%	37.6%
Recovery (provision) of income taxes computed at statutory rates	$9,123	$(6,460)	$2,653
Non-deductible expenses	(680)	(779)	(1,088)
Effect of tax benefits not previously recognized	3,613	5,511	-
Effect of write-down not recognized in the period	(8,307)	-	-
Effect of lower tax rates in foreign jurisdictions	(1,771)	6,244	(98)
Tax benefit not recognized in the period that the loss arose	(5,263)	(7,269)	(1,467)
	$(3,285)	$(2,753)	$-

The tax effect of each type of temporary difference that gives rise to the Company’s future tax assets and liabilities have been determined and are set out in the following table:  The Company has recorded a valuation allowance against the value of certain potential tax assets for which the timing and likelihood of realization is uncertain.

	2005	2004
Excess of tax value of capital assets over book value	$10,841	$7,626
Excess book value of liability over tax value	13,622	9,541
Capital losses and other	5,130	5,130
Canadian resource pools	2,689	2,689
Operating loss carryforwards	23,301	25,022
Total future income tax asset	55,583	50,008
Less: valuation allowance	(40,479)	(34,005)
Net future income tax asset	15,104	16,003
Excess of book value of capital assets over tax value	(47,500)	(49,215)
Net future income tax liability	$(32,396)	$(33,212)

Income taxes consist of:

	2005	2004	2003
Income taxes - current	$(4,101)	$(2,723)	$-
Income taxes - future	816	(30)	-
Provision for income taxes	$(3,285)	$(2,753)	$-

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

At December 31, 2005 the Company had the following loss carry forwards available for tax purposes:

	Amount	Expiry
Canada	$36,270,633	2006-2011
Peru	5,655,606	2006-2007
Cyprus	15,043,000	Indefinite
Mexico	22,924,750	2006-2014
Argentina	1,243,369	2006-2009
Bolivia	1,465,098	Indefinite

6.

Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

	December 31, 2005
Consolidated Balance Sheets	Total assets	Total liabilities	Shareholder’s Equity

Reported under Canadian GAAP	$362,280	$104,958	$257,322
Amortization of non-producing property (a)	(1,700)	(595)	(1,105)
Increase in depletion expense (c)	(5,846)	(2,081)	(3,765)
Reclassify convertible debentures (e)	-	633	(633)
Net effect on convertible debentures adjustments (b)	10	-	10

Reported under US GAAP	$354,744	$102,915	$251,829

	December 31, 2004 (Restated – Note 3)
Consolidated Balance Sheets	Total assets	Total liabilities	Shareholder’s Equity

Reported under Canadian GAAP	$370,086	$94,570	$275,516
Amortization of non-producing property (a)	(1,700)	(595)	(1,105)
Deferred exploration (a)	(1,825)	-	(1,825)
Increase in depletion expense (c)	(2,551)	(765)	(1,786)
Reclassify convertible debentures (e)	-	633	(633)
Net effect on convertible debentures adjustments (b)	15	2	13

Reported under US GAAP	$364,025	$93,845	$270,180

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

	December 31, 2005
Consolidated Statement of Shareholder’s Equity	Common Shares	Convertible Debentures	Additional Paid in Capital	Deficit	Total

Reported under Canadian GAAP	$388,830	$762	$13,117	$(145,387)	$257,322
Deferred exploration (a)	-	-	-	(1,105)	(1,105)
Reclassify convertible debentures(b)	-	(762)	-	129	(633)
Debt issue costs (b)	-	-	3,273	(3,259)	14
Amortization of debt issue costs (b)	-	-	-	(4)	(4)
Increase in depletion expense (c)				(3,765)	(3,765)

Reported Under US GAAP	$388,830	$-	$16,390	$(153,391)	$251,829

December 31, 2004 (Restated – Note 3)
Consolidated Statement of Shareholder’s Equity	Common Shares	Convertible Debentures	Additional Paid in Capital	Deficit	Total

Reported under Canadian GAAP	$380,571	$633	$10,976	$(116,664)	$275,516
Amortization of mineral property (a)	-	-	-	(1,105)	(1,105)
Increase in depletion expense (c)				(1,786)	(1,786)
Deferred exploration (a)	-	-	-	(1,825)	(1,825)
Net effect on convertible debenture adjustments (b)	-	-	-	13	13
Reclassify convertible debentures (b)	-	(633)	-	-	(633)
Reported under US GAAP	$380,571	$-	$10,976	$(121,367)	$270,180

December 31, 2003 (Restated – Note 18(d))
Consolidated Statement of Shareholder’s Equity	Common Shares	Convertible Debentures	Additional Paid in Capital	Deficit	Total

Reported under Canadian GAAP	$225,154	$66,735	$12,752	$(120,543)	$184,098
Amortization of mineral property (a)	-	-	-	(1,105)	(1,105)
Deferred exploration (a)	-	-	-	(1,993)	(1,993)
Reclassify convertible debentures (b)	-	(66,735)	-	3,534	(63,201)
Debt issue costs (b)	-	-	-	3,272	3,272
Net effect on convertible debenture adjustments (b)	-	-	-	(1,292)	(1,292)
Loss on commodity contracts(e)	-	-	-	(1,515)	(1,515)
Amortization of debt issue costs (b)	-	-	-	(453)	(453)
Reported under US GAAP	$225,154	$-	$12,752	$(120,095)	$117,811

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

	December 31, 2005
Consolidated statement of operations	2005	2004	2003

Net (Loss) income reported under Canadian GAAP	$(28,594)	$15,214	$(6,794)
Amortization of mineral property (a)	-	-	(1,105)
Increase in depletion expense (c)	(3,765)	(1,786)	-
Deferred exploration (a)	1,825	(168)	-
Unrealized gain on marketable securities (f)	228	(741)	80
Loss on commodity contracts (e)	-	1,515	(1,515)
Net effect on convertible debentures adjustments (b)	-	(13,243)	(1,292)
Amortization of debt issue costs (b)	(4)	(2,804)	(454)

Net loss reported under US GAAP	$(30,310)	$(2,013)	$(11,080)

Consolidated Statements of Operations	2005	2004	2003
(Under US GAAP)		(Restated Note 3)	(Restated Note 18(d))
Revenue	$122,401	$94,825	$45,122
Expenses
Operating	87,648	69,162	39,778
General and Administrative	6,936	6,241	5,625
Depreciation, depletion, and amortization (a)(c)	18,941	13,588	5,025
Reclamation	2,329	1,315	303
Exploration	3,697	3,838	2,542
Premium on early retirement of debt (b)	-	13,534	-
Write-down of assets	27,841	2,460	-
	147,392	110,138	53,274
Loss before the undernoted	(24,911)	(15,313)	(8,152)
Interest and other income (f)	2,877	1,597	894
Interest expense	(494)	(1,971)	(2,448)
Loss on commodity and foreign currency contracts (d)	(8,196)	(5,102)	(1,515)
Amortization of debt issue costs (b)	(4)	(2,804)	(454)
Gain on sale of assets	2,556	23,747	-
Income (loss) before income taxes & non-controlling interest	(28,252)	154	(11,675)
Income tax (provision) recovery(c)	(1,204)	(1,988)	595
Non- controlling interest	(854)	(179)	-
Net income (loss) for the year	$(30,310)	$(2,013)	$(11,080)

Basic & fully diluted earnings (loss) per share	$(0.45)	$(0.03)	$(0.22)

Weighted average number of common shares outstanding
Basic	67,041,967	63,168,995	51,058,212
Fully diluted	67,041,967	63,168,995	51,058,212

a)

Mineral Property Expenditures

i)

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore.  The Company has incurred exploration expenses that were added to the carrying value of mineral properties as it was anticipated that there was a continuing benefit of such expenditures.  The Company expenses exploration costs unless such activities expand the reserve base at one of the Company’s operations or relates to a property on which the Company has completed a positive economic study.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of reserves. This GAAP difference had no effect on any periods presented and has a cumulative effect of $1,993,000 (prior to depletion).  During the year ended December 31, 2005 the Company has written down the carrying amount of these exploration costs (see Note 6), therefore depletion under US GAAP would have been $Nil during 2005 (2004 - $168,000 and 2003-$Nil).

ii)

Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations.  Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly mineral rights were amortized on a straight-line basis over the life of the mineral rights.  This resulted in the Company recording amortization of $1,700,000 during 2003 (2002-$Nil) with respect to mining rights acquired in 2003.  The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04-02, “Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset.  The Company has adopted this new guidance with effect from 2004 on a prospective basis.  The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1,700,000 ($1,105,000 net of income taxes). This change will have the effect of conforming Canadian GAAP to US GAAP.

b)

Convertible debentures

In May 2003, FASB Statement No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued.  This Statement requires that three types of financial instruments be reported as liabilities by their issuers.  Those types of instruments include: mandatorily redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares.  SFAS 150 is effective for instruments entered into or modified after May 31, 2003.  Under Canadian GAAP the convertible debentures have been accounted for in accordance with CICA Handbook Section 3860.  Application of this section results in the accounting as described in Note 9 in the Company’s consolidated financial statements for the year ended December 31, 2003, with the principle component of the debenture being treated as equity.  Under US GAAP, liabilities at December 31, 2005 would increase by $633,000 (December 31, 2004 - $633,000) and shareholders’ equity would decrease by a corresponding amount.  Debt issue expenses of $3,273,000 would be reclassified from shareholders’ equity to assets and would initially be amortized over a three-year period based on the outstanding balance of the debentures.  During 2005 debt issue costs were $9,000. During 2004 the company converted a majority of the convertible debentures, which gave rise to a higher amortization of debt issue costs of $2,804,000.

FASB Statement No. 84 (“SFAS 84”), “Induced Conversion of Convertible Debt”, require the recognition of inducement expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

original conversion terms.  The Company recognized an additional expense of $12,170,000 related to the inducement, which under Canadian GAAP was charged directly to deficit.

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

c)

Depreciation and depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only.   During 2005 the Company calculated an increase of depletion of $5,846,000 (2004 – $2,551,000 and 2003 - $Nil), with a corresponding increase to accumulated depletion.  In addition, future income tax liability would decrease by $2,081,000 (2004 - $765,000 and 2003 $Nil), with a corresponding decrease to income tax expense.

d)

Commodity and Foreign Currency contracts.

Under U.S. GAAP and effective January 1, 2004, under Canadian GAAP (with the adoption of Accounting Guideline – “Hedging Relationships” (“AcG13”) and Emerging Issues Committee 128, “Accounting for Trading, Speculative or Non-Hedge Derivative Financial Instruments” (“EIC128”)), metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, prior to January 1, 2004, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, prior to January 1, 2004, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales. The cumulative adjustment on January 1, 2004 required on adoption of AcG13 and EIC128 were recorded on the balance sheet, with a corresponding deferred debit, which will be recognized in Sales revenue on the originally intended delivery dates.

This GAAP difference results in the elimination of deferred loss on commodity contracts (asset) of $1,515,000, and an increase in net loss and deficit of $1,515,000 at December 31, 2004 and for the year ended.

e)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference resulted in a no difference in the financial position, results of operations or cash flows of the Company for the years presented.

f)

Other comprehensive income

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income, which was required to be adopted beginning on January 1, 1998.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. Additionally, under SFAS 115, portfolio investments classified as available-for-sale securities are recorded at market value.  The resulting gain and loss are included in determination of OCI.  The impacts of available-for-sale securities for the years ended December 31, 2005, 2004 and 2003 are included in the following table:

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

	2005	2004	2003
Net loss under US GAAP	$(26,545)	$(1,272)	$(11,080)
Unrealized gain (loss) on available securities	(228)	741	(80)
Comprehensive net loss under US GAAP	$(26,773)	$(531)	$(11,160)

g)

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment,” which revised SFAS No. 123, “Accounting for Stock-Based Compensation.  SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.  SFAS 123R will become effective for all registrants as of the first fiscal year beginning after June 15, 2005. Therefore, the required effective date is January 1, 2006.  The Company has adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by the Company is permissible under both Canadian and US standards.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. We are currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry,” (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. Adoption of EITF 04-6 will have no impact.

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”—an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Pan American Silver Corp.

Notes to Consolidated Financial Statements

December 31, 2005, 2004, 2003

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

In May 2005, the FASB issued SFAS Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we have adopted this standard on January 1, 2006. We do not expect that the adoption of SFAS 154 will have a material impact on our consolidated results of operations, financial condition and cash flows.

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

 In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)” (“FSP 123(R)-2”). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We have adopted this standard as of January 1, 2006, and do not anticipate that the implementation of this statement will have a significant impact on our results of operations.

 In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We are currently evaluating this transition method.